EXHIBIT 99.2

Global Green, Inc. Cites Studies Indicating Salmonella is
Possible to Eradicate
Salmonella-free status in poultry may only be possible with the help of combined actions where Salmogenics is likely to be the most important

Tallahassee, Fla – March 12, 2014– Global Green, Inc. (OTCBB:GOGC), a green bio-pharmaceutical company, today announced that management concurs with scientific studies that find that Salmonella is possible to eradicate and is not naturally occurring.

Salmogenics™, Global Green's patented Salmonella vaccine for poultry, is injected into the egg, before the chick is hatched, improving the immune system, health and welfare of the chicken by protecting it from Salmonella as it breaks out of the egg's shell, cost-effectively providing a healthier source of protein for humans.

Dr. Mehran Ghazvini, DC, NMD, Chairman and CEO, stated "Salmogenics injected into laying hens can produce eggs that are less contaminated. As the eggs hatch, new generations of chicken will have less contamination.  As we work towards future generations of chickens, we could produce not only Salmonella-free eggs but also salmonella-free chickens. Salmogenics would have an essential role in this process which would necessarily have to include better feeding, probiotics with increased sanitation and a cleaner environment in chicken farms to produce eggs that are less contaminated with Salmonella."
In 2011 WATTAgNet reported "In very approximate terms, we can say that approximately 1.2 trillion eggs have been consumed worldwide in 2011 and that this is equivalent to 173 eggs per person per year." Tests conducted through third parties have found that Salmogenics has been shown to significantly reduce Salmonella in the egg.  Ongoing tests will be conducted to determine the efficacy of reducing Salmonella in egg-laying hens.  By combining Salmogenics with the preventive measures that the USDA has mandated, management believes that Salmonella could potentially be reduced in the egg industry and that the vaccine's market potential could be expanded significantly.

February's Food Safety News stated that several scientific studies indicated that Salmonella is possible to eradicate and is not naturally occurring.

The article referenced the 1978-1981 study by B.S. Pomeroy at the University of Minnesota that grew Salmonella-free turkeys primarily by selecting Salmonella-free hatchlings, feeding Salmonella-free feed and isolating the flock. "Hatching eggs from a primary breeder over this period (1978-81) resulted in Salmonella-free day-old poults from which 7500 hens and 600 toms were selected for breeders each of the 4 years. Approximately 2.5 million poults were produced over the 4 years."

More recently, in their 2012 paper, Doyle and Erickson reviewed the literature on preharvest interventions for foodborne animal diseases. Their extensive review included: on-farm management and hygienic practices, feed and water treatments, macronutrient diet formulation, antibiotics and growth-enhancing additives, prebiotics, probiotics, synbiotics, bacteriophages, bacteriocins, immunotherapy, vaccines, breeding and multiple interventions.

They concluded that "Effective food safety interventions to reduce or control foodborne pathogens are needed throughout the food continuum, from the farm to the end user……..Combinations of interventions may be needed throughout the food continuum to provide continuous reduction in pathogen contamination and ultimately the incidence of foodborne illnesses."

In summary, there is a great body of scientific research on controlling Salmonellae in food animals. There are also examples of successes in controlling certain Salmonella strains that are important to animal welfare and commerce.

About Global Green, Inc.
Global Green, Inc. is a green bio-pharmaceutical company committed to identifying technology platforms and commercializing vaccines that contain natural organisms that are not genetically modified, utilizing pharmaceutical standards without the use of mercury.  For more information, visit www.globalgreeninc.com.
Forward-Looking Statement
 This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that such forward-looking statements involve risks and uncertainties which include, among others, the inherent uncertainties associated with smaller reporting companies including, without limitation, other risks detailed from time to time in the Company's periodic reports filed with the SEC.
Contact:
Pam Lagano
plagano@globalgreeninc.com
727.480.3082